SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934

KIEWIT MATERIALS COMPANY

(Name of Subject Company)

KIEWIT MATERIALS COMPANY

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

US49387R1005

(CUSIP Number of Class of Securities)

Mark E. Belmont, Esq.

Vice President and General Counsel
Kiewit Materials Company
1100 Kiewit Plaza
Omaha, Nebraska 68131
(402) 536-3661

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David K. Boston, Esq.

Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.     Subject Company Information

      Name and Address. The name of the subject company is Kiewit Materials Company (the “Company”). The principal executive offices of the Company are located at 1100 Kiewit Plaza, Omaha, Nebraska 68131 and the telephone number at such principal executive offices is (402) 536-3661.

      Securities. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of the Company. As of July 9, 2002, there were 36,003,436 shares of Common Stock issued and outstanding and 2,118,537 shares of Common Stock reserved for issuance upon the conversion of the Company’s 8.028% Series 2000A Convertible Debentures due 2010, 7.35% Series 2000B Convertible Debentures due 2010, 8.25% Series 2000C Convertible Debentures due 2010, 7.81% Series 2000D Convertible Debentures due 2010 and 6.60% Series 2001 Convertible Debentures due 2011 (collectively, the “Convertible Debentures”). See Item 3, “Past Contracts, Transactions, Negotiations and Agreements — Agreements with Executive Officers, Directors and Affiliates of the Company — Convertible Debentures” for a description of the treatment of the Convertible Debentures in the Offer and the Merger (as such terms are defined below).

Item 2.     Identity and Background of Filing Person

      Name and Address. The name, business address and business telephone number of the Company, which is the filing person for purposes of this Schedule 14D-9, are set forth in Item 1 above.

      Tender Offer. This Schedule 14D-9 relates to the offer by Jem Lear Acquisition Company, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Rinker Materials Corporation, a Georgia corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (the “Shares”), at a purchase price of $17.00 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated July 23, 2002, and in the related Transmittal Letter (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “Commission”) on July 23, 2002.

      The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of July 9, 2002, among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent. As more fully described in Item 3 below, at the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held in the treasury of the Company, by Parent or Purchaser or any subsidiary of Parent or Purchaser, and other than Shares as to which the holder thereof has properly exercised and perfected its appraisal rights in accordance with Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of Purchaser, the Company or any holder thereof, be cancelled and converted into the right to receive, without interest, $17.00 net in cash or any greater amount per Share paid pursuant to the Offer (the “Merger Consideration”), subject to reduction for applicable stock transfer and backup withholding taxes required by law to be withheld.

      The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 1501 Belvedere Road, West Palm Beach, Florida 33406 and that the telephone number at such principal executive offices is (561) 833-5555.

      All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by Purchaser or Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.     Past Contracts, Transactions, Negotiations and Agreements

      Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the “Information Statement”) pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is attached as Annex A hereto and incorporated herein by reference. Except as described or referred to herein (including in the Exhibits hereto and in the Information Statement) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Parent or Purchaser, or their respective executive officers, directors or affiliates.

Agreements with Executive Officers, Directors and Affiliates of the Company

      Interests of Certain Persons in the Transaction. Certain members of the Company’s Board of Directors (the “Board of Directors” or the “Board”) and management may be deemed to have certain interests in the Offer and the Merger that are different from or in addition to their interest as stockholders of the Company generally. The Board of Directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below and in the attached Information Statement, the consummation of the Offer will constitute a change in control of the Company for purposes of determining the entitlements due to executive officers of the Company to certain severance in the event of their termination of employment and other benefits. In considering the recommendation of the Board of Directors with respect to the Offer and the Merger, stockholders should be aware of these interests which may present actual or potential conflicts of interest.

      Employment Agreements with Executive Officers. On April 19, 2002, the Company entered into employment agreements with each of its executive officers. On July 8, 2002, each employment agreement was either amended or amended and restated in its entirety. The employment agreements, including the amendments thereto, are summarized in the Information Statement that is attached as Annex A hereto. The summary of the employment agreements (and the amendments thereto) in the Information Statement is qualified in its entirety by reference to the Form of Executive Employment Agreement, the Form of Amendment to Executive Employment Agreement and the other employment agreements which have been filed as Exhibits (e)(2), (e)(3), (e)(4) and (e)(5), respectively, hereto and which are incorporated herein by reference.

      Employee Matters. The information set forth in “Merger Agreement and Related Matters — Employee Matters” of the Offer to Purchase is incorporated herein by reference.

      Transaction Bonuses. In recognition of the efforts of Donald E. Bowman, Vice President and Chief Financial Officer of the Company, and Mark E. Belmont, Vice President and General Counsel of the Company, in connection with the preparation and negotiation of the Merger Agreement and the related documents and transactions, the Board of Directors has determined that, upon the closing of the Offer, Messrs. Bowman and Belmont will be paid transaction bonuses of $500,000 and $100,000, respectively.

      Convertible Debentures. The Company has, from time to time, issued five series of Convertible Debentures to its current and former officers and employees. Each holder of a Convertible Debenture has entered into an agreement with the Company which generally governs such holder’s rights with respect to the Convertible Debentures, including the holder’s right to transfer or otherwise dispose of Convertible Debentures and the holder’s right to require the Company to repurchase the Convertible Debentures at any time. Pursuant to the terms of the Merger Agreement, on July 15, 2002, the Company called for redemption on August 19, 2002 all of the outstanding Convertible Debentures. During the thirty day period immediately prior to August 19, 2002, each holder of a Convertible Debenture has the right, in lieu of receiving the redemption amount in respect thereof, to convert the principal amount of such Convertible Debenture into fully paid and non-assessable shares of Common Stock at the conversion rate applicable to that Convertible Debenture. If a holder of Convertible Debentures elects to convert his or her Convertible Debentures into shares of Common Stock during this period, that holder can then tender those shares in the Offer.

      A holder of Convertible Debentures is generally not permitted to convert such Convertible Debentures into Common Stock until five years after the date of issuance. In the event a holder’s employment with the Company terminates prior to expiration of this five year period, such holder would be required to sell such Convertible Debentures to the Company at their principal amount, plus accrued and unpaid interest. As described above, the redemption of the Convertible Debentures will accelerate the ability of each holder to convert the Convertible Debentures into Common Stock.

      The Company and each executive officer who holds Convertible Debentures have entered into, and prior to the expiration of the Offer, the Company and each other holder of a Convertible Debenture will enter into, an indemnification agreement (collectively, the “Indemnification Agreements”), which require the Company to indemnify and hold each holder of a Convertible Debenture harmless from certain additional amounts that may be payable by such holder as a result of any taxable income or gain recognized by such holder in connection with the Convertible Debenture being classified as other than long term capital gain. To the extent the Company is required to make an indemnification payment to a holder of a Convertible Debenture, the Company has also agreed to make an additional cash payment to such holder in an amount sufficient to cover the additional tax liability that will arise in connection with such indemnification payment.

      The foregoing summary of the Indemnification Agreements is qualified in its entirety by reference to the Form of Indemnification Agreement, which has been filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

      Financial Advisor Engagement. The Company engaged James Goodwin Inc. (“JGI”), a company controlled by James Goodwin, a member of the Board of Directors, to provide it with financial advisory services in connection with the Offer and the Merger and its negotiations with Parent. Pursuant to a fee letter, dated as of January 30, 2002, by and between the Company and JGI (the “Fee Letter”), the Company has agreed to pay JGI a fixed fee of $3.0 million for services rendered upon the closing of the Offer. The Company has also agreed to reimburse JGI for certain expenses incurred in connection with rendering its services, including fees and disbursements to its legal counsel and certain transportation expenses. In addition, the Company has agreed to indemnify JGI and its employees against any losses, damages, liabilities, expenses or claims arising out of JGI’s engagement, except to the extent such losses, damages, liabilities, expenses or claims arise out of JGI’s or its employees bad faith or gross negligence.

      The foregoing summary of the Fee Letter is qualified in its entirety by reference to the Fee Letter, which has been filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

      Redemption of Investment in Half Moon Partners, L.P. In 2002, the Company invested $25 million in Half Moon Partners, L.P., a private investment fund limited partnership (“Half Moon”). Mr. Goodwin is the managing member of Half Moon Capital Management, L.L.C., the general partner of the limited partnership. The terms of the investment require the Company to pay to Half Moon Capital Management, L.L.C. a management fee equal to two percent of the invested capital and an incentive fee equal to twenty percent of the net increase in the invested capital over the fiscal year. Pursuant to the terms of the Merger Agreement, the Company is required, prior to the closing of the Offer, to deliver a written acknowledgement to Parent confirming its receipt of at least $24,200,000 in proceeds from the redemption of its limited partnership interest in Half Moon.

      Indemnification. The information set forth in “Merger Agreement and Related Matters — Directors’ and Officers’ Indemnification and Insurance” of the Offer to Purchase is incorporated herein by reference.

Agreements with Peter Kiewit Sons’, Inc.

      The Spin-Off. On September 30, 2000, the Company became an independent company when Peter Kiewit Sons’, Inc. (“PKS”) spun off its materials businesses that were previously conducted through the Company and its subsidiaries in a tax-free transaction (the “Spin-Off”). In connection with the Spin-Off, the

Company and PKS entered into several agreements, including certain agreements that were intended to facilitate the transition of the Company to an independent business enterprise. Among the agreements entered into between the Company and PKS in connection with the Spin-Off were:

•	a separation agreement (the “Separation Agreement”) which generally defined the relationship between the Company and PKS after the Spin-Off, including the allocation of certain risks and responsibilities between the Company and PKS; the Separation Agreement included cross-indemnity provisions which were intended to allocate financial responsibility for liabilities arising out of the historical and future business of the construction business to PKS, and financial responsibility for liabilities arising out of the historical and future business of the materials business to the Company;

•	an administrative services agreement (the “Administrative Services Agreement”) which required PKS to provide certain administrative services to the Company during its transition to an independent company; and

•	a tax sharing agreement (the “Tax Sharing Agreement”) which defined the rights and obligations of the Company and PKS with respect to certain tax matters; in general, the Tax Sharing Agreement provided that the Company and PKS would each be responsible for paying the taxes that were allocable to their respective operations.

      In connection with the Company’s execution of the Merger Agreement, on July 8, 2002, (1) the Company, PKS and Kiewit Construction Group (“KCG”) entered into an Amendment to the Separation Agreement (the “Separation Agreement Amendment”) and (2) the Company and PKS entered into Amendment Number 2 to Administrative Services Agreement (the “Administrative Services Agreement Amendment”). The terms of the Separation Agreement Amendment become effective at the Effective Time.

      Separation Agreement Amendment. Pursuant to the terms of the Separation Agreement Amendment, PKS has agreed to continue to provide certain administrative services to the Company and its subsidiaries following the Effective Time. Contemporaneously with the execution of the Separation Agreement Amendment, PKS and Parent entered into a letter agreement which provides for the continuation of such services, with the actual services to be provided by PKS following the Effective Time to be agreed upon at a later date between PKS and Parent. In addition, under the terms of the Separation Agreement Amendment, PKS has agreed that, for a transition period of up to six months following the Effective Time, the Company will continue to have a non-exclusive right and license to use the name “Kiewit” as part of the name “Kiewit Materials Company” and as otherwise currently used by the Company and its subsidiaries. This non-exclusive right and license will terminate automatically at the expiration of the six-month transition period.

      In addition, the parties agreed to use their best efforts to amend an existing Cement Purchase Agreement between KCG and California Portland Cement Company (“CPC”) to release KCG of its obligations under such agreement, upon such terms and conditions mutually acceptable to the parties, on or prior to the Effective Time. Under the Separation Agreement, the Company is obligated to indemnify and hold harmless PKS and KCG for any losses arising from KCG’s obligations under such agreement. On July 8, 2002, KCG entered into an agreement with CPC releasing it of its obligations under the Cement Purchase Agreement on the Effective Time.

      In addition to the general indemnification obligations of the Company and PKS set forth in the Separation Agreement, under the terms of the Separation Agreement Amendment, PKS has agreed to indemnify, defend and hold harmless the Company and its affiliates, successors and assigns from and against all Losses (as defined in the Separation Agreement) arising out of or due to certain kinds of claims made by or on behalf of a stockholder or former stockholder of the Company relating to sales of Common Stock by such stockholder.

      In consideration for the foregoing agreements of PKS under the Separation Agreement Amendment the Company has agreed to pay PKS $150,000 at the Effective Time.

      Administrative Services Agreement Amendment. Immediately prior to the execution of the Separation Agreement Amendment, PKS and the Company entered into the Administrative Services Agreement

Amendment pursuant to which, among other things, the parties agreed that (1) PKS’ liability for services rendered to the Company thereunder would be limited to the aggregate service fees paid by the Company for services provided to the Company and its subsidiaries after the Effective Time and (2) the Company would indemnify and hold PKS harmless from any and all claims, demands, complaints, liabilities, losses, damages, costs and expenses incurred as a result of claims by third parties arising from any service provided by PKS on or after the Effective Time, except those arising primarily out of the gross negligence or willful misconduct of PKS.

      Columbia River Agreement. In connection with the Company’s execution of the Merger Agreement, Pacific Rock Products, L.L.C., a subsidiary of the Company (“Pacific”), entered into a purchase agreement (the “Columbia River Agreement”), dated as of July 8, 2002, as amended, with Kiewit Construction Company, a subsidiary of PKS (“KCC”), pursuant to which Pacific has agreed, among other things, to (1) sell to KCC certain real property located in Clark County, Washington (the “Columbia River Property”) and (2) assign to KCC certain leases to which Pacific is a party. The aggregate purchase price to be paid by KCC depends upon the timing of the closing of the Offer. Assuming the closing of the Offer occurs on or after September 1, 2002 and before October 1, 2002, the aggregate purchase price will be $522,059. Under the terms of the Columbia River Agreement, KCC has agreed to indemnify and hold Pacific and its affiliates, successors and assigns harmless from any losses arising from certain environmental claims related to the Columbia River Property. The parties also agreed to enter into certain lease arrangements pursuant to which Pacific will be granted options to lease certain properties to be conveyed to KCC under the terms of the Columbia River Agreement.

      The foregoing summary of the Separation Agreement Amendment and the transactions contemplated thereby is qualified in its entirety by reference to the Separation Agreement Amendment, which has been filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

Agreements with Parent and Purchaser

      The Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase under the sections entitled “Introduction,” “Terms of the Offer,” and “Merger Agreement and Related Matters,” which has been filed with the Commission as an exhibit to the Schedule TO, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

      Confidentiality Agreement. On January 10, 2002, the Company and Parent signed a Confidentiality Agreement (the “Confidentiality Agreement”) providing that, subject to the terms of the Confidentiality Agreement, Parent and its affiliates will keep confidential non-public information provided by the Company. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

Item 4.     The Solicitation or Recommendation

      Recommendation. The Board of Directors, by unanimous vote of all of the directors at a meeting duly held on July 8, 2002, has (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (2) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (3) recommended that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and, to the extent required under applicable law, approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

      A letter to the Company’s stockholders communicating the Board of Directors’ recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference.

Background of the Tender Offer and the Merger

      Following completion of the Spin-Off in September 2000, the Company’s management team adopted a long-term growth strategy to expand the Company’s business in part through strategic acquisitions. However, by the fall of 2001, management began to recognize that the Company was experiencing difficulty identifying suitable acquisition targets at acceptable prices and that these difficulties were impeding the Company’s ability to implement the growth strategy.

      At its regularly scheduled October 2001 meeting, the Board of Directors considered whether the Company should continue with its existing growth strategy or explore other strategic alternatives, including a potential sale. At that meeting, management presented a financial model valuing the Company’s core business. In light of the Company’s difficulties in identifying acquisition targets that met the Company’s criteria, the recent indication of a slowdown in the economy and certain inquiries the Company had received from third parties (other than Parent) regarding potential strategic transactions involving the Company, the Board determined that it should explore a possible strategic transaction involving the Company. The Board designated James Goodwin, a member of the Board of Directors, to oversee this exploratory process.

      In January, 2002, Mr. Goodwin, who is also a principal of JGI, presented the Board of Directors with a list and analysis of potential strategic buyers that might have an interest in the Company’s business and a financial model valuing the Company’s core business. Beginning in mid-January, 2002, the Company furnished a confidential information memorandum regarding its business to nine prospective bidders, including Parent. Prior to receiving the confidential memorandum, each prospective bidder was required to sign a standard confidentiality agreement.

      In late January, 2002 and February, 2002, four of the nine prospective bidders, including Parent, submitted non-binding letters of interest indicating that they would be willing to consider a transaction meeting the criteria outlined by the Company. In late February, 2002, the four prospective bidders that submitted qualifying bids were invited to the Company’s principal executive offices for management presentations. Each of these meetings was followed by a directed field visit to the Company’s facilities in Arizona.

      During March, 2002, each of the four prospective bidders conducted certain preliminary due diligence at the Company’s principal executive offices. Following completion of the preliminary due diligence process, the Company distributed to those prospective bidders a proposed merger agreement prepared by Willkie Farr & Gallagher (“Willkie Farr”), counsel to the Company, and an invitation to submit a final bid.

      On May 13, 2002, two of the remaining prospective bidders, including Parent, submitted final bids. Parent’s bid was superior from a financial perspective. It provided for a post-closing purchase price adjustment based upon the cash and working capital of the Company on the closing date and was subject to a variety of conditions, including the completion of a number of due diligence matters. Parent’s bid also contained an escrow of a portion of the purchase price and an indemnity from the Company’s stockholders for any breaches of the Company’s representations and warranties in the Merger Agreement.

      On May 15, 2002, Mr. Goodwin called Peter Trimble, Vice President of Strategy & Development of Parent regarding the terms of the bid submitted by Parent. Mr. Goodwin indicated that the Company was interested in pursuing a transaction with Parent if Parent would change the conditions in its bid relating to the escrow, the indemnification and several other provisions.

      On May 16 and 17, 2002, David V. Clarke, Parent’s President and Chief Executive Officer, Thomas G. Burmeister, Parent’s Chief Financial Officer, Mr. Trimble, Mike F. Egan, Parent’s Vice President & General Counsel, and Thomas B. Hyman, Jr. and Edward W. Kallal, Jr. of Sutherland Asbill & Brennan LLP (“Sutherland”), Parent’s legal counsel, met in New York with Mr. Goodwin, Donald E. Bowman, the Company’s Chief Financial Officer, Mark E. Belmont, the Company’s Vice President and General Counsel,

and representatives of Willkie Farr. The primary purpose of this meeting was to discuss the terms and conditions of Parent’s bid and to agree upon the scope and timing of the remaining due diligence review of the Company to be conducted by Parent.

      On May 16, 2002, the Board of Directors held a telephonic meeting, in which Mr. Goodwin updated the Board of Directors as to the status of the discussions with Parent and informed the Board that Parent had requested that the Company agree to deal with it on an exclusive basis. Based upon the status of the discussions with Parent, the Board of Directors authorized management to execute an exclusivity agreement with Parent.

      On May 20, 2002, the other prospective bidder that had submitted a final bid revised its proposal. However, Parent’s bid was financially superior to this revised bid. On May 20, 2002, the Company entered into an exclusivity agreement with Parent that provided for a period of exclusive negotiations until June 19, 2002. After May 20, 2002, the parties continued to negotiate the terms of the merger agreement and related documents, Parent conducted further due diligence, and Parent’s senior management had numerous telephone conversations with Company management concerning the various agreement drafts and various aspects of the Company and its business. On June 19, 2002, the Company agreed to extend the exclusivity period through June 21, 2002.

      On June 21, 2002, representatives of Parent and Sutherland met with Mr. Goodwin and representatives of Willkie Farr in New York to review the status of the negotiations of the transaction, including the draft merger agreement and Parent’s due diligence of the Company. Messrs. Bowman and Belmont participated in this meeting via telephone. Following this meeting, the exclusivity period was extended through June 24, 2002 with Parent undertaking to consider a transaction with a fixed per share purchase price and no post-closing working capital adjustment. On June 24, 2002, the exclusivity period was extended again until July 8, 2002.

      Following the June 21, 2002 meeting, representatives from Parent continued negotiations with representatives of the Company, focusing primarily on structuring the transaction at a fixed price per share. On July 8, 2002, a special meeting of the Board of Directors was held, at which all of the directors of the Company were present in person or by telephone. At the meeting, Willkie Farr discussed with the Board of Directors the terms of the draft merger agreement and the related transactions and reviewed with the Board its fiduciary duties. Christopher J. Murphy, the Company’s Chief Executive Officer, provided the Board of Directors with a summary of the history of the transaction that included a detailed discussion regarding the auction process and the bids received. Mr. Goodwin then presented certain financial information to the Board of Directors which focused primarily on the value being offered by Parent in the proposed transaction and the potential alternatives that were available to the Company. Mr. Goodwin also updated the Board of Directors on the final discussions with Parent.

      Following these presentations and discussions, the Board of Directors unanimously approved the form of merger agreement and the related documents, and the transactions contemplated thereby, and authorized Mr. Goodwin, management and the Company’s legal advisors to finalize the terms of the Merger Agreement. The Board of Directors also unanimously resolved to recommend that the Company’s stockholders tender their shares into the offer and, if necessary, vote to adopt the Merger Agreement. After the close of business on July 9, 2002, the Company, Parent and Purchaser executed the Merger Agreement. At the open of business on July 10, 2002, the Company issued a press release announcing the execution of the Merger Agreement.

      Reasons for the Recommendation by the Board of Directors. In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and recommending that all holders of Shares accept the Offer, approve the Merger Agreement and the transactions contemplated thereby and tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including those set forth below.

      1. Transaction Financial Terms/ Premium to Formula Price. The Board of Directors considered the relationship of the Offer Price and the Merger Consideration to the historical and current formula price of the Shares. The formula price is computed pursuant to a formula set forth in the Company’s Restated Certificate of Incorporation (the “Restated Certificate”). It is based, in large part, on the prior year-end book value of the Company and remains fixed for the calendar year. Under the terms of the Restated Certificate, and subject to the conditions set forth therein, the formula price is the price at which the Company is required to purchase Shares from stockholders. The current per Share formula price, which will remain in effect for the rest of 2002, is $8.77. The $17.00 per Share Offer Price and Merger Consideration exceed the current formula price by $8.23, representing a premium of approximately 94%. The per Share formula price in effect for the 2000 and 2001 calendar years was $7.14 and $7.86, respectively. The $17.00 Offer Price and Merger Consideration represents a premium of approximately 138% and 116%, respectively, over the formula prices in effect for calendar years 2000 and 2001. The Board of Directors also considered the form of consideration to be paid to the holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to a transaction in which the stockholders would be offered stock. The Board of Directors was aware that the consideration received by holders of Shares in the Offer and the Merger would be taxable for federal income tax purposes.

      2. Auction Process. The Board of Directors considered the scope and detail of the auction process undertaken by the Company and the fact that the ultimate selection of Parent’s acquisition proposal was the result of an extensive auction process involving discussions with a number of potential bidders and that Parent’s proposal of $17.00 per Share represented the highest bid made in that auction process.

      3. Company Operating and Financial Condition and Prospects. The Board of Directors considered the current and historical financial condition and results of operation of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which the Company’s businesses operate.

      4. Strategic Alternatives. The Board of Directors considered the Company’s prospects and anticipated competitive position if it were to retain its current ownership structure, including the risks and benefits to remaining a stand-alone entity and continuing to pursue its current strategy. The Board also considered the possible public offering of Shares. However, when the Board of Directors considered this alternative it found no compelling need for the Company to access the equity markets to raise capital. In considering a possible public offering, the Board of Directors also considered the relative size of the Company in terms of revenue as compared to other public companies operating in the industry and the related costs of a public offering. Based upon these factors, and the current status of the capital markets, the Company determined that a public offering of Shares was not as attractive an option for the Company and its stockholders as compared to the sale of the Company.

      5. Terms of the Merger Agreement. The Board of Directors, with the assistance of counsel, considered the general terms of the Merger Agreement, which it found to be favorable. In addition, the Board of Directors considered the likelihood of satisfaction of all conditions to consummation of the Offer and the Merger. The Board of Directors, with the assistance of counsel, considered in detail several specific provisions of the Merger Agreement, including the following:

•	Consideration of Other Proposals. The fact that the Merger Agreement, permits the Company to participate in negotiations with any person that makes an unsolicited bona fide written Takeover Proposal (as defined in the Merger Agreement) that the Board of Directors determines is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement) if the Board of Directors, based upon the advice of the Company’s counsel, determines in good faith that failing to take such action would be reasonably likely to violate its fiduciary duties under Delaware law.

•	Acceptance of Superior Proposal and Termination Rights. The fact that in the event the Board of Directors decides to accept a Superior Proposal from a third party, the Board of Directors may terminate the Merger Agreement and pay Parent a termination fee of $22,700,000 plus an amount equal to Parent’s and Purchaser’s actual and reasonably documented out-of-pocket expenses, not in excess of $2,000,000. Based on the advice of its financial and legal advisors, the Board of Directors concluded that this termination fee was within the range of fees payable in comparable transactions, that it would not in and of itself preclude alternative proposals and that the protections it afforded to Parent encouraged Parent to submit its best possible offer. The Board of Directors further considered that Parent had stated that it would not enter into a transaction which did not include provisions similar to the termination fee.

      6. Timing of Transaction. The Board of Directors considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative transaction structure. In addition, the Board noted that under the Merger, stockholders who have not validly tendered their Shares will receive the same consideration received by stockholders who tendered their Shares in response to the Offer.

      7. No Financing Condition. The Board of Directors considered the absence of any financing condition and the fact that Parent has represented that it has available to it, and will make available to Purchaser, sufficient funds to consummate the Offer, the Merger and the transactions contemplated thereby.

      8. Business Reputation of Parent. The Board of Directors considered the business reputation of Parent and its management and the substantial, liquid financial resources of Parent, which the Board of Directors believed supported the conclusion that an acquisition transaction with Parent could be completed relatively quickly and in an orderly manner.

      9. Regulatory Approvals. The Board of Directors considered the regulatory approvals required to consummate the Merger, including antitrust approvals and the prospects for receiving such approvals.

      The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board of Directors may have given different weights to the various factors considered. After weighing all of these considerations, the Board of Directors unanimously determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

      Intent to Tender. To the best knowledge of the Company after reasonable inquiry, and to the extent permitted by the Merger Agreement, all of the executive officers, directors and affiliates of the Company currently intend, subject to compliance with applicable law including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially by such person or entity to Purchaser in the Offer. In addition, subject to the foregoing limitations, to the best knowledge of the Company after reasonably inquiry, all of the executive officers of the Company currently intend to convert all outstanding Convertible Debentures held by them into shares of Common Stock and to tender such Common Stock to Purchaser in the Offer.

Item 5.     Persons/ Assets Retained, Employed, Compensated or Used

      Except as set forth under “Agreements with Executive Officers, Directors and Affiliates of the Company — Financial Advisor Engagement” in Item 3 above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company for which services no additional compensation will be paid.

Item 6.     Interest in Securities of the Subject Company

      Except for repurchases by the Company of shares of Common Stock pursuant to the terms of the Restated Certificate, no transactions in Shares have been effected during the past sixty days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7.     Purposes of the Transaction and Plans or Proposals

      Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.     Additional Information

      1. Business Combination Statutes and Anti-Takeover Laws. The information set forth in “Certain Legal Matters — General,” “— Business Combination Transactions” and “— Other State Laws” of the Offer to Purchase is incorporated herein by reference.

      2. Regulatory Approvals; United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Parent has advised the Company that it has filed a Notification and Report Form with respect to the Offer and Merger with the DOJ and the FTC on July 12, 2002. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on July 29, 2002. However, prior to such time, the DOJ or the FTC may grant early termination or extend the waiting period by requesting additional information or documentary material relevant to the Offer from Parent. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the thirtieth calendar day (or the first business day thereafter) after substantial compliance by Parent with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

      The DOJ and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Parent pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the DOJ or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Parent has advised the Company that it does not, believe that the consummation of the Offer and the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

      The information set forth in “Certain Legal Matters — General” of the Offer to Purchase is incorporated herein by reference.

      3. Appraisal Rights. The information set forth in “Introduction,” “Appraisal Rights,” “Merger Agreement and Related Matters” and “Annex A — Appraisal Rights Provisions of the Delaware General Corporation Law” of the Offer to Purchase is incorporated herein by reference.

      4. Transfer Restrictions. Under the terms of the Restated Certificate, holders of Shares are generally prohibited from transferring any Shares in any manner except in a sale to the Company and, with prior approval by the Board of Directors, to certain authorized transferees of the holders. Pursuant to the terms of the Merger Agreement, the Board of Directors has waived the restrictions on transferring Shares set forth in the Restated Certificate to the extent necessary to permit the holders of Shares to tender their Shares in the Offer and to permit Purchaser to validly purchase Shares tendered in the Offer, and this Schedule 14D-9 constitutes notice of such waiver under the Restated Certificate. Other than with respect to the transfer of Shares pursuant to the Offer or in connection with the Merger, the transfer restrictions set forth in the Restated Certificate remain in effect.

      5. Other Filings. Neither Parent nor the Company believe that any other filings related to business combination statutes will be necessary in any other countries. But if it is determined that any filings are required, the parties intend to make such filings as soon as practicable.

      6. Section 14(f) Information. The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s stockholders.

Item 9.     Exhibits

Exhibit
No.		Description

(a)(1)	—	Letter to Stockholders of the Company, dated July 23, 2002.*
(a)(2)	—	Press Release issued by the Company on July 10, 2002, announcing the execution of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by the Company on July 10, 2002).
(a)(3)	—	Press Release of Rinker Materials Corporation, dated July 9, 2002 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Purchaser and Parent on July 10, 2002).
(a)(4)	—	Press Release of CSR Limited, dated July 10, 2002 (incorporated by reference to Exhibit 99.2 to the Schedule TO filed by Purchaser and Parent on July 10, 2002).
(a)(5)	—	The Offer to Purchase, dated July 23, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser filed on July 23, 2002).
(a)(6)	—	Form of Transmittal Letter (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser filed on July 23, 2002).
(e)(1)	—	Agreement and Plan of Merger, dated July 9, 2002, among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on July 10, 2002).
(e)(2)	—	Form of Executive Employment Agreement, dated as of April 19, 2002, by and between the Company and certain executive officers.**
(e)(3)	—	Form of Amendment to Executive Employment Agreement, dated as of July 8, 2002, by and between the Company and certain executive officers.**
(e)(4)	—	Revised Executive Employment Agreement, dated as of July 8, 2002, by and between the Company and Christopher J. Murphy.*
(e)(5)	—	Revised Executive Employment Agreement, dated as of July 8, 2002, by and between the Company and Daniel Speck.*
(e)(6)	—	Form of Indemnification Agreement, dated as of July 8, 2002, by and between the Company and the holder of Convertible Debentures named therein.**
(e)(7)	—	Fee Letter, dated as of January 30, 2002, by and between the Company and JGI.*
(e)(8)	—	Amendment to Separation Agreement, dated as of July 8, 2002, by and among PKS, the Company and KCG.*
(e)(9)	—	Confidentiality Agreement, dated as of January 10, 2002, by and between the Company and Parent. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Parent and Purchaser filed on July 23, 2002).
(g)	—	None.

*	Included with this Schedule 14D-9

**	The Company is filing a form of the above referenced agreements as all such agreements are identical in all material respects except as to the parties thereto and certain other details. The material terms and differences of each of the employment agreements are summarized in the Information Statement under “Agreements, Termination of Employment and Change in Control Arrangements — General Terms of Employment Agreements.” Other than the parties thereto, the terms of the Indemnification Agreements are identical. A list of the documents which have been omitted is included with the exhibits which have been filed herewith.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIEWIT MATERIALS COMPANY

By:	/s/ DONALD E. BOWMAN

Name: Donald E. Bowman
Title: Vice President and Chief Financial Officer

Dated: July 23, 2002

Annex A

KIEWIT MATERIALS COMPANY

1100 Kiewit Plaza
Omaha, Nebraska 68131

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

      This Information Statement is being mailed on or about July 23, 2002, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Kiewit Materials Company (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Rinker Materials Corporation, a Georgia corporation (“Parent”), to a majority of the seats on the Board of Directors of the Company (the “Board of Directors” or the “Board”). On July 9, 2002, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Jem Lear Acquisition Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which Parent has caused Purchaser to commence a tender offer to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a purchase price of $17.00 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated July 23, 2002, and in the related Transmittal Letter (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “Commission”) on July 23, 2002. Copies of the Offer have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Schedule TO. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held in the treasury of the Company, by Parent or Purchaser or any subsidiary of Parent or Purchaser, and other than Shares as to which the holder thereof has properly exercised and perfected its appraisal rights in accordance with Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of Purchaser, the Company or any holder thereof, be cancelled and converted into the right to receive, without interest, $17.00 in cash or any greater amount per Share paid pursuant to the Offer (the “Merger Consideration”), subject to reduction for applicable stock transfer and backup withholding taxes required by law to be withheld.

      The Offer, the Merger, the Merger Agreement and related transactions are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the Commission on July 23, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. All information contained in this Information Statement or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by Purchaser or Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information. You are urged to read this Information

Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

      Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 23, 2002. The Offer is currently scheduled to expire at 5:00 PM, New York City time, on Wednesday, September 25, 2002, unless Purchaser extends it.

General

      The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of the close of business on July 9, 2002, there were 36,003,436 outstanding Shares and an additional 2,118,537 Shares reserved for issuance upon the conversion of the Company’s issued and outstanding 8.028% Series 2000A Convertible Debentures due 2010, 7.35% Series 2000B Convertible Debentures due 2010, 8.25% Series 2000C Convertible Debentures due 2010, 7.81% Series 2000D Convertible Debentures due 2010 and 6.60% Series 2001 Convertible Debentures due 2011 (collectively, the “Convertible Debentures”). As noted in Item 3 of the Schedule 14D-9, pursuant to the terms of the Merger Agreement the Company has called for redemption on August 19, 2002 all of the outstanding Convertible Debentures. The indenture under which the Convertible Debentures were issued provides that during the thirty day period immediately prior to August 19, 2002, each holder of a Convertible Debenture has the right, in lieu of receiving the redemption amount in respect thereof, to convert the principal amount of such Convertible Debenture into fully paid and non-assessable shares of Common Stock at the conversion rate applicable to such Convertible Debenture. If a holder of Convertible Debentures elects to convert his Convertible Debentures into shares of Common Stock during this period, that holder can then tender those shares into the Offer.

Right to Designate Directors and Parent Designees

      The Merger Agreement provides that, promptly following the purchase by Purchaser of any Shares pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors (the “Parent Designees”) as will give Parent representation on the Board of Directors equal to at least that number of directors which equals the product obtained by multiplying the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) by the percentage that the aggregate number of Shares beneficially owned by Parent or any of affiliate of Parent (including such Shares that are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the total number of Shares then outstanding. In addition, the Merger Agreement provides that at such time, the Company will also cause (1) each committee of the Board of Directors, (2) if requested by Parent, the board of directors of each subsidiary of the Company and (3) if requested by Parent, each committee of such board, to include Parent Designees constituting the same percentage of such committee or board as the Parent Designees constitute on the Board of Directors.

      The Merger Agreement also provides that the Company will, upon the request by Parent, promptly increase the size of the Board of Directors or exercise its reasonable efforts to secure the resignations of such number of directors as is necessary to enable the Parent Designees to be elected to the Board of Directors in accordance with the terms of the Merger Agreement. Notwithstanding the foregoing, in the event the Parent Designees are appointed or elected to the Board of Directors, until the Effective Time, the Board of Directors shall have at least one director who was a director of the Company on the date of the Merger Agreement, and who is not an officer of the Company and is not a designee, stockholder, affiliate or associate (within the meaning of the federal securities laws) of Parent (one or more of such directors, the “Independent Directors”). In the event no Independent Directors remain on the Board of Directors, the other directors shall designate one person to fill one of the vacancies who shall be neither an officer of the Company nor a designee, stockholder, affiliate or associate of Parent, and such person shall be deemed to be an Independent Director for purposes of the Merger Agreement.

      Notwithstanding anything in the Merger Agreement to the contrary, following the time the Parent Designees constitute a majority of the directors on the Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors (or if only one exists, then the vote of that Independent Director) shall be required to (1) amend, modify or terminate the Merger Agreement on behalf of the Company; (2) exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement; (3) extend the time for performance of Parent’s obligations under the Merger Agreement; or (4) take any other action by the Company in connection with the Merger Agreement required to be taken by the Board of Directors.

      The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of Parent’s knowledge, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent and the Company that have been described in the Schedule 14D-9.

      The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Parent Designees are set forth below. Each individual listed below is a director or executive officer of Parent.

Name	Position With Parent	Principal Occupation, Age and Five-Year Employment History

David Berger	Vice President — Gypsum Supply, Prestress, PolyPipe and Rehabilitation Divisions	Mr. Berger, 39, joined Parent in 1999 to run the Gypsum Supply division of Parent. In 2001, he was given responsibility for the PolyPipe and Rehabilitation divisions of Parent, and in 2002, the Prestress division of Parent. From 1998 to 1999, Mr. Berger was a principal with AT Kearney, Inc. From 1994 to 1998, Mr. Berger was Vice President of the Building Products Distribution Division of Georgia Pacific Corporation.
Thomas G. Burmeister	Chief Financial Officer	Mr. Burmeister, 58, has served as the Chief Financial Officer of Parent since 1998. From 1993 to 1998, Mr. Burmeister was Chief Financial Officer of Siemens ElectroCom International, Inc. Mr. Burmeister has also served as a Vice President, Treasurer and director of Purchaser since its inception in July 2002.
David V. Clarke	President, Chief Executive Officer and Director	Mr. Clarke, 58, has served as the President and Chief Executive Officer of Parent since 1992 and as a director of Parent since 1987. Mr. Clarke has also been a director of CSR Limited (“CSR”), of which Parent has been an indirect wholly-owned subsidiary since 1996. Mr. Clarke has served as the President and a director of Purchaser since its inception in July 2002.
Sharon DeHayes	Vice President — Florida Materials Division	Ms. DeHayes, 49, has served as the Vice President of Parent’s Florida Materials division since 2001. Ms. DeHayes joined Parent in 1994, where she has served in various management positions.
Ira Fialkow	Vice President — Human Resources, Information Technology and Business Services	Mr. Fialkow, 43, has served in a variety of financial managerial positions since joining Parent in 1990.

Name	Position With Parent	Principal Occupation, Age and Five-Year Employment History

Peter W. Trimble	Vice President — Strategy & Development	Mr. Trimble, 43, has served as the Vice President — Strategy & Development of Parent since 2001. Prior to that, Mr. Trimble had been employed by CSR since 1976, most recently as Chief Financial Officer of its CSR Construction Materials division. Mr. Trimble has also served as Vice President of Purchaser since inception.
Karl H. Watson, Sr.	Vice President — Construction Materials	Mr. Watson, 61, was named Vice President — Construction Materials of Parent in December 2001. Mr. Watson has also served as the President of Rinker Materials of Florida, Inc., with responsibilities for the Quarries and Cement divisions of Parent since 1998. Mr. Watson joined Parent in 1965 and has held various management positions during that time. Mr. Watson has also served as Vice President of Purchaser since inception. Mr. Watson has also served on the Board of Directors for Fidelity Federal Bank & Trust.

Ownership of Common Stock by the Principal Stockholders and Management

      The table below shows information about the ownership of Common Stock as of July 9, 2002, by the Company’s (1) directors, (2) Chief Executive Officer and each of the Company’s four other most highly compensated executive officers for the fiscal year ended December 31, 2001 (the “Named Executive Officers”) and (3) each person who beneficially owns more than five percent of the Common Stock. The table also shows the ownership of Common Stock by all of the directors and executive officers as a group as of such date. To the Company’s knowledge, except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

	Number of Shares	Percent
Name of Beneficial Owner	Beneficially Owned	of Shares

Kenneth E. Stinson(1)*	2,887,936	8.0%
Richard W. Colf	1,732,864	4.8%
Bruce E. Grewcock(2)	995,708	2.8%
Christopher J. Murphy(3)	848,954	2.4%
Richard Geary	724,684	2.0%
Walter Scott, Jr.	406,904	1.1%
Daniel W. Speck(4)	233,308	**
Mark E. Belmont(5)	59,547	**
John J. Shaffer(6)	28,686	**
William L. Grewcock	25,446	**
James Goodwin(7)	25,446	**
Donald E. Bowman(8)	14,006	**
Directors and Executive Officers as a Group (14 Individuals)(1)-(8)	8,068,432	22.4%

*	Mr. Stinson’s address is c/o Kiewit Materials Company, 1100 Kiewit Plaza, Omaha, Nebraska 68131.

**	Less than 1%.

(1)	All shares of Common Stock held in trusts, for which Mr. Stinson is the trustee with sole voting and investment powers.

(2)	All shares of Common Stock held in trusts, for which Mr. Grewcock is the trustee with sole voting and investment powers.

(3)	In addition, Mr. Murphy holds $8,000,000 aggregate principal amount of Convertible Debentures which are convertible into 1,101,950 shares of Common Stock.

(4)	In addition, Mr. Speck holds $705,000 aggregate principal amount of Convertible Debentures which are convertible into 99,798 shares of Common Stock.

(5)	In addition, Mr. Belmont holds $595,000 aggregate principal amount of Convertible Debentures which are convertible into 82,398 shares of Common Stock.

(6)	In addition, Mr. Shaffer holds $585,000 aggregate principal amount of Convertible Debentures which are convertible into 79,395 shares of Common Stock.

(7)	All shares of Common Stock held in trust, for which Mr. Goodwin is the trustee with sole voting and investment powers.

(8)	In addition, Mr. Bowman holds $900,000 aggregate principal amount of Convertible Debentures which are convertible into 119,637 shares of Common Stock.

Board of Directors

      The Board of Directors is divided into three classes with staggered terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The table below shows information as of July 9, 2002, about each director of the Company, including his business experience during the past five years.

Class I Directors Whose Terms Expire at the 2004 Annual Meeting

Name	Business Experience	Age

Bruce E. Grewcock	Mr. Grewcock has been a director of the Company since February 2, 1999. Mr. Grewcock has been President and Chief Operating Officer of Peter Kiewit Sons’, Inc. (“PKS”) since December 2000 and was Executive Vice President of PKS from August 1997 to December 2000. Mr. Grewcock was the President of Kiewit Western Co., a PKS subsidiary, from July 1997 to July 1999. Mr. Grewcock was an Executive Vice President of Kiewit Construction Group Inc., a PKS subsidiary, from July 1996 to June 1998 and President of Kiewit Mining Group Inc., a PKS subsidiary, from January 1992 to July 1996. Mr. Grewcock is currently also a director of PKS. Mr. Grewcock is a member of the Executive Committee and the Compensation Committee of the Company.	48
William L. Grewcock	Mr. Grewcock has been a director of the Company since January 1, 2000. Mr. Grewcock was Vice Chairman of Level 3 Communications, Inc. for more than five years prior to April 1998. Mr. Grewcock is currently also a director of PKS and Level 3 Communications. Mr. Grewcock is a member of the Audit Committee of the Company.	76
Walter Scott, Jr.	Mr. Scott has been a director of the Company since January 1, 2000. Mr. Scott has been the Chairman Emeritus of PKS since August 1997 and has been the Chairman of the Board of Directors of Level 3 Communications for more than the last five years. Mr. Scott was the Chief Executive Officer of Level 3 Communications for more than five years prior to August 1997. Mr. Scott is currently also a director of Berkshire Hathaway Inc., Burlington Resources Inc., MidAmerican Energy Holding Co., Commonwealth Telephone Enterprises, Inc., RCN Corporation, PKS, Valmont Industries, Inc. and Level 3 Communications. Mr. Scott is a member of the Compensation Committee of the Company.	71

Class II Directors Whose Terms Expire at the 2002 Annual Meeting

Name	Business Experience	Age

Richard W. Colf	Mr. Colf has been a director of the Company since January 1, 2000. Mr. Colf has been an Executive Vice President of PKS since July 1998. Mr. Colf has been an Executive Vice President of Kiewit Pacific Co., a PKS subsidiary, since September 1998, was a Senior Vice President of Kiewit Pacific from October 1995 to September 1998 and was a Vice President of Kiewit Pacific for more than five years prior to October 1995. Mr. Colf is currently also a director of PKS. Mr. Colf is a member of the Audit Committee of the Company.	58
Richard Geary	Mr. Geary has been a director of the Company since January 1, 2000. Mr. Geary was an Executive Vice President of PKS from August 1997 to July 1998. Mr. Geary was an Executive Vice President of Kiewit Construction Group and President of Kiewit Pacific for more than five years prior to August 1997. Mr. Geary is currently also a director of PKS, Stancorp Financial Group, David Evans & Associates and Today’s Bank, and is a trustee of the Oregon Health Sciences University Foundation. Mr. Geary is the Chairman of the Audit Committee of the Company.	67

Name	Business Experience	Age

James Goodwin	Mr. Goodwin has been a director of the Company since April 1, 2000. Mr. Goodwin has been a private investor and financial advisor since February 1998. Mr. Goodwin was a Managing Director at Gleacher NatWest, Inc. for more than five years prior to February 1998. Mr. Goodwin is also a director of Champps Entertainment, Inc. Mr. Goodwin is a member of the Compensation Committee of the Company.	46

Class III Directors Whose Terms Expire at the 2003 Annual Meeting

Name	Business Experience	Age

Christopher J. Murphy	Mr. Murphy has been a director and the Chief Executive Officer of the Company since January, 2000. Mr. Murphy has been the President of the Company since February 2, 1999. Mr. Murphy was the President of Kiewit Mining Group from July 1996 through September 2000 and was Vice President of Kiewit Mining Group from October 1995 to July 1996. Mr. Murphy has been the President of United Metro Materials Inc., a subsidiary of the Company, since July 1996, and was Senior Vice President of United Metro Materials from August 1994 to July 1996. Mr. Murphy is the Chairman of the Executive Committee of the Company.	47
Kenneth E. Stinson	Mr. Stinson has been a director and Chairman of the Company since January 1, 2000. Mr. Stinson has been Chairman and Chief Executive Officer of PKS since March 1998 and was President of PKS from August 1997 to December 2000. Mr. Stinson has been the Chairman and Chief Executive Officer of Kiewit Construction Group for more than the last five years. Mr. Stinson was Executive Vice President of Level 3 Communications from June 1991 to August 1997. Mr. Stinson is currently also a director of ConAgra Foods, Inc., Valmont Industries, Inc., PKS and Level 3 Communications. Mr. Stinson is a member of the Executive Committee and is the Chairman of the Compensation Committee of the Company.	59

Committees of the Board of Directors

      The Board of Directors has an Audit Committee, a Compensation Committee and an Executive Committee.

      The Audit Committee recommends the selection of and reviews the services provided by the Company’s independent auditors, consults with the independent auditors and reviews the need for internal auditing procedures and the adequacy of internal controls and reports and makes recommendations to the full Board of Directors. The current Audit Committee members are Messrs. Geary (Chairman), Colf and William Grewcock, none of whom are considered independent according to Section 303.01(B)(2)(a) and (3) of the New York Stock Exchange listing standards, although such standards are not applicable to the Company. The Audit Committee held four formal meetings in 2001. The Board of Directors has adopted a written Audit Committee Charter, a copy of which is attached to the Company’s Proxy Statement on Schedule 14A filed with the Commission on April 26, 2001.

      The Compensation Committee determines the compensation of the Chief Executive Officer, recommends the compensation of the Company’s key management and personnel and recommends securities ownership and other benefits. The current Compensation Committee members are Messrs. Stinson (Chairman), Goodwin, Bruce Grewcock and Scott. The Compensation Committee held two formal meetings in 2001.

      The Executive Committee exercises, to the maximum extent permitted by law, all powers of the Board of Directors between meetings of the Board of Directors, except those functions assigned to specific committees. The current Executive Committee members are Messrs. Murphy (Chairman), Bruce Grewcock and Stinson. The Executive Committee held one formal meeting in 2001 and acted by written consent on ten occasions.

      The Company does not have a nominating committee. The Restated Certificate of Incorporation of the Company (the “Restated Certificate”) provides that nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors, (1) by or at the direction of the incumbent Board of Directors (or any duly authorized committee thereof), or (2) by any stockholder who complies with the provisions of the Restated Certificate for the nomination of directors.

Meetings of the Board of Directors

      In 2001, the Board of Directors held four formal meetings and acted by written consent in lieu of a meeting on three occasions. In 2001, no director attended less than 75% of the aggregate of the total number of meetings of the Board of Directors and the committees of which such director was a member, other than Mr. Bruce Grewcock who attended 71% of the meetings of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

      As noted above, the Company’s Compensation Committee currently consists of Messrs. Bruce Grewcock, Scott, Goodwin and Stinson. No interlocking relationship exists or has existed between Messrs. Bruce Grewcock, Scott, Goodwin or Stinson or any other member of the Board of Directors and any members of the board of directors or compensation committee of any other company.

Compensation of Directors

      Directors who are employees of the Company or its subsidiaries do not receive directors’ fees. For 2001, non-employee directors received an annual directors’ fee of $35,000, payable in shares of Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Exchange Act requires the Company’s officers, directors and persons who own more than ten percent of the Common Stock to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Commission. Such officers, directors and ten percent holders are also required by the Commission to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on the Company’s review of such reports received or written representations from certain reporting persons, the Company believes that all Section 16(a) filing requirements applicable to its officers, directors and ten percent stockholders were complied with during the fiscal year ended December 31, 2001, except for late filing of Forms 4 made on July 11, 2001 by Mr. Bruce Grewcock and Mr. William Grewcock and on July 12, 2001 by Mr. Colf disclosing the receipt of directors’ fees in the form of Common Stock.

Executive Officers

      The table below shows information as of July 9, 2002, about each executive officer of the Company, including his business experience during the past five years. The Company’s executive officers are elected annually to serve until their successors are elected and qualified or until their death, resignation or removal.

Name	Business Experience	Age

Christopher J. Murphy	Mr. Murphy has been a director and the Chief Executive Officer of the Company since January, 2000. Mr. Murphy has been the President of the Company since February 2, 1999. Mr. Murphy was the President of Kiewit Mining Group from July 1996 through September 2000 and was Vice President of Kiewit Mining Group from October 1995 to July 1996. Mr. Murphy has been the President of United Metro Materials Inc., a subsidiary of the Company, since July 1996, and was Senior Vice President of United Metro Materials from August 1994 to July 1996. Mr. Murphy is the Chairman of the Executive Committee of the Company.	47
Donald E. Bowman	Mr. Bowman has been Vice President and Chief Financial Officer of the Company since April 24, 2000. Mr. Bowman was President, Eastern Region, Construction Materials of Lafarge Corporation from January 1998 to March 1999. Mr. Bowman was President and Chief Executive Officer of Redland Genstar, Inc., from January 1996 to January 1998 and was Executive Vice President of Redland Genstar from January 1995 to January 1996.	53
Mark E. Belmont	Mr. Belmont has been General Counsel and Secretary of the Company since January 1, 2000 and a Vice President of the Company since February 2, 1999. Mr. Belmont was Senior Corporate Counsel of PKS for more than five years prior to January 1, 2000.	48
John J. Shaffer	Mr. Shaffer has been a Vice President of the Company since January 1, 2000. Mr. Shaffer has been Vice President of Pacific Rock Products, L.L.C., a subsidiary of the Company, since February 1, 1996. Mr. Shaffer was Vice President of Pacific Rock Products, Inc. for more than five years prior to February 1, 1996.	51
Daniel W. Speck	Mr. Speck has been a Vice President of the Company since January 1, 2000. Mr. Speck has been Vice President of United Metro Materials since April 1997. Mr. Speck was the manager of Walnut Creek Mining Company from March 1993 to March 1997.	46
Rick W. Thomas	Mr. Thomas has been a Vice President of the Company since October 20, 2000. Mr. Thomas was Director of Business Development of the Company from January 1999 to October 2000. From 1997 to 1998, Mr. Thomas held a senior operations position with Kiewit Mining Group. From 1996 to 1997, Mr. Thomas was Vice President — Engineering of Anker Energy Corporation. Mr. Thomas was Vice President — Operations of Great Western Coal Company for more than five years prior to 1996.	45
Todd A. Freyer	Mr. Freyer has been Controller of the Company since April 1, 2000 and Treasurer since February 2, 1999. Mr. Freyer was Accounting Manager of Kiewit Mining Group from April 1999 through September 2000 and was Accounting Supervisor of Kiewit Mining Group for more than five years prior to April 1999.	41

     Executive Compensation

      The following table presents information regarding the compensation paid by the Company to its Chief Executive Officer and each of the Named Executive Officers. Prior to the spin-off of the Company from PKS that occurred on September 30, 2000 (the “Spin-Off”), the compensation for such persons was paid by PKS.

The Company does not maintain plans under which options, stock appreciation rights, restricted stock awards, long-term incentive compensation, profit sharing, or pension benefits were granted to its Named Executive Officers.

		Annual Compensation			All Other
					Compensation
Name and Principal Position	Year	Salary($)		Bonus($)	($)(1)

Christopher J. Murphy	2001	320,776		350,000	379,799	(2)
President and Chief Executive Officer	2000	251,650		300,000	—
	1999	185,700		150,000	—
Donald E. Bowman	2001	212,620		85,000	—
Vice President and Chief Financial Officer	2000	134,322	(3)	—	33,710	(4)
	1999	—		—	—
Daniel W. Speck	2001	160,799		115,000	93,294	(5)
Vice President	2000	140,250		80,000	—
	1999	117,650		30,000	—
John J. Shaffer	2001	169,950		40,100	5,318	(6)
Vice President	2000	161,700		—	—
	1999	138,312		111,754	—
Mark E. Belmont	2001	166,277		20,000	21,566	(7)
Vice President and General Counsel	2000	146,725		13,500	—
	1999	134,875		13,500	—

(1)	Other annual compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and other personal benefits was less than $50,000 and constituted less than 10% of the executive’s total annual salary and bonus.

(2)	Represents a retention bonus paid by the Company to Mr. Murphy in connection with the Spin-Off.

(3)	Mr. Bowman’s employment with the Company commenced on April 24, 2000 and his salary for 2000 reflects compensation received from April 24, 2000 through December 31, 2000.

(4)	Represents reimbursement by the Company to Mr. Bowman of relocation expenses.

(5)	Represents a retention bonus paid by the Company to Mr. Speck in the amount of $91,094 in connection with the Spin-Off and the Company’s matching contribution on his behalf to the 401(k) Plan in the amount of $2,200.

(6)	Represents a retention bonus paid by the Company to Mr. Shaffer in the amount of $3,709 in connection with the Spin-Off and the Company’s matching contribution on his behalf to the 401(k) Plan in the amount of $1,609.

(7)	Represents a retention bonus paid by the Company to Mr. Belmont in the amount of $19,118 in connection with the Spin-Off and the Company’s matching contribution on his behalf to the 401(k) Plan in the amount of $2,448.

Agreements, Termination of Employment and Change in Control Arrangements

     General Terms of Employment Agreements

      The following summary of the employment agreements (and the amendments thereto) is qualified in its entirety by reference to the Form of Executive Employment Agreement, the Form of Amendment to Executive Employment Agreement and the other employment agreements which have been filed as Exhibits (e)(2), (e)(3), (e)(4) and (e)(5), respectively, to the Schedule 14D-9 and which are incorporated herein by reference.

      On April 19, 2002, the Company entered into employment agreements with each of the following executive officers (each an “Executive Officer” and collectively, the “Executive Officers”): Christopher J. Murphy; Donald E. Bowman; Daniel Speck; John J. Schaffer; Mark E. Belmont; Todd A. Freyer; and Rick W. Thomas. In addition, on April 19, 2002, the Company entered into employment agreements containing similar terms with four other members of senior management.

      On July 8, 2002, the Company and each of Messrs. Bowman, Shaffer, Belmont, Freyer, and Thomas and each other member of senior management who previously entered into an employment agreement entered into an amendment to their respective employment agreements. On July 8, 2002, Messrs. Murphy and Speck entered into revised employment agreements with the Company, each of which replaced and superceded their prior employment agreements in their entirety. The material terms of the employment agreements between the Company and each Executive Officer as they have been amended are summarized below.

      Except as noted in the table below and under the heading “Provisions Applicable to Certain Executive Officers,” the terms of the employment agreements of each of the Executive Officers are substantially similar.

      The term of each employment agreement commenced on the date such agreement was executed and generally terminates on the date the Executive Officer ceases to be an employee of the Company due to the death or disability of such Executive Officer or the termination of such Executive Officer’s employment for Cause, No Reason or Resignation (as such terms are defined in the employment agreements). Notwithstanding the foregoing, in the event a Change in Control (as defined in the employment agreements) occurs, the term of each employment agreement will terminate on either the second or the third anniversary of the consummation of such transaction, depending upon the terms of the particular agreement. The employment agreements each provide for a specified annual base salary and further provide that the Board of Directors may increase or reduce such base salary in its sole discretion. However, under the terms of the employment agreements, during the period commencing on April 19, 2002 and ending on either the second or the third anniversary of the consummation of a Change in Control transaction (each, a “Trigger Period”), an Executive Officer’s annual base salary cannot be reduced below the annual base salary currently in effect (the current base salary of each Executive Officer is set forth in the table below). Each Executive Officer is also entitled to an annual cash bonus, the amount of which will be based on such Executive Officer’s performance. The payment and amount of annual bonuses are within the sole discretion of the Board of Directors, except that during a Trigger Period, the annual bonus payable to each Executive Officer cannot be less than certain specified amounts which are set forth in the table below. As described herein, under the employment agreements, the consummation of the Offer will constitute a Change in Control transaction.

      The employment agreements also contain certain severance arrangements upon the termination of an Executive Officer’s employment. Upon the termination of an Executive Officer for any reason, including Cause, the Company is required to pay to, or reimburse, such Executive Officer for (1) all accrued and unpaid base salary and benefits, (2) all reasonably documented expenses incurred in connection with such Executive Officer’s employment, (3) any other benefits required by law to be provided after termination of employment and (4) customary severance pay, if any, in accordance with the Company’s then current practice. In addition, on the date of termination, all unvested equity interests of the Company, and all 401(k) benefits and accounts, held by such Executive Officer will become fully vested.

      In the event an Executive Officer is terminated during a Trigger Period due to such Executive Officer’s death or disability or, if an Executive Officer is terminated during a Trigger Period for No Reason, the Company must, during the remaining portion of the Trigger Period, (1) maintain and provide, at its sole expense, coverage under the Company’s then current health insurance plan and (2) make a lump sum payment to such Executive Officer in an amount equal to the sum of (x) the daily salary rate of such Executive Officer then in effect (i.e., 1/365th of the Executive Officer’s annual base salary then in effect) multiplied by the number of days remaining in the Trigger Period and (y) the sum of the minimum annual bonuses which would have been due to the Executive Officer during the remainder of the Trigger Period if the Executive Officer’s employment was not terminated.

      The employment agreements also provide that in the event any of the payments or benefits received by an Executive Officer in connection with a Change in Control transaction or the termination of an Executive Officer’s employment with the Company (other than any payment received by an Executive Officer with respect to the Convertible Debentures held by such Executive Officer) become subject to any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, the Company will pay to such Executive Officer an additional amount such that the net amount (the “Gross-Up Payment”) retained by such Executive Officer after deduction of any such excise tax on any payments or benefits received by him and any other applicable state, federal tax or excise taxes imposed upon the Gross-Up Payment, will be equal to the total amount that would otherwise be payable to such Executive Officer without regard to any applicable excise taxes.

      Upon a Change in Control, each of the employment agreements, among other things, require the buyer to continue the employment of the Executive Officer in accordance with the terms of the employment agreement then in effect and to perform all of Company’s obligations thereunder. In addition, to the extent an Executive Officer’s employment with the Company terminates prior to the consummation of a Change in Control transaction due to such Executive Officer’s death or disability or the termination of such Executive Officer’s employment for No Reason, then on the date of the closing of the Change in Control transaction, the Company is required to pay to such Executive Officer such amounts as he would have been entitled to receive under terms of his employment agreement if he was still employed on date of closing.

			Initial Annual Base
			Salary and Minimum	Minimum Bonus
			Annual Base Salary	Payable During
Name of Executive Officer	Title	Trigger Period	During Trigger Period	Trigger Period

Christopher J. Murphy	President and Chief Executive Officer	April 19, 2002 to third anniversary of Change in Control	$340,000	$450,000
Donald E. Bowman	Vice President and Chief Financial Officer	April 19, 2002 to third anniversary of Change in Control	$229,000	$180,000
Daniel Speck	Vice President and Manager-Northern Operations	April 19, 2002 to second anniversary of Change in Control	$173,000	$150,000
John J. Schaffer	Vice President	April 19, 2002 to second anniversary of Change in Control	$178,000	$37,000
Mark E. Belmont	Vice President and General Counsel	April 19, 2002 to second anniversary of Change in Control	$175,000	$35,000
Todd A. Freyer	Controller	April 19, 2002 to second anniversary of Change in Control	$98,000	$15,000
Rick W. Thomas	Vice President — Merger and Acquisitions	April 19, 2002 to second anniversary of Change in Control	$138,000	$22,000

     Provisions Applicable to Certain Executive Officers

      The employment agreements of Messrs. Murphy and Speck provide that in the event of a Change in Control, each may elect to participate in the executive incentive plan maintained by the entity purchasing the Company in such transaction. In the event such Executive Officer elects to participate in the purchaser’s executive incentive plan, the Executive Officer would no longer be entitled to receive an annual bonus and his employment agreement would be amended accordingly.

      Under the terms of their respective employment agreements, Messrs. Murphy and Speck have agreed, in varying forms, not to (1) compete with the Company or any of its affiliates during specified periods of time, (2) interfere with the Company’s or any of its affiliates contractual business relationships with suppliers, (3) solicit any employee of the Company or any of its affiliates to leave such entities employ or (4) disclose any confidential information of the Company. The terms of the non-competition and related provisions contained in the employment agreements of Messrs. Murphy and Speck and the duration of such provisions following termination of employment differ and are based, in part, on differing provisions of applicable state law.

     Change in Control and Termination Arrangements

      Except as otherwise disclosed in the Schedule 14D-9 and this Information Statement under “General Terms of Employment Agreements” and “Provisions Applicable to Certain Executive Officers” above, the Company does not have any other change in control or termination arrangements in place for the benefit of its Executive Officers.

Certain Transactions and Relationships

      Messrs. Colf, Bruce Grewcock, and Stinson, who are members of the Board of Directors, are executive officers and directors of PKS. Messrs. William L. Grewcock, Geary, and Scott, who are directors of the Company, are directors of PKS.

      Bruce E. Grewcock, a director of the Company, is the son of William L. Grewcock, a director of the Company.

      Except as otherwise disclosed in the Schedule 14D-9 and this Information Statement, the Company does not have any other relationships or transactions with any member of the Board of Directors or the Company’s management that are required to be disclosed.

Compensation Committee Report on Executive Compensation

      Compensation Policy. The Compensation Committee is responsible for setting the Company’s compensation objectives and policies. The Compensation Committee seeks to provide a total compensation package that is competitive and intended to retain and motivate the Company’s executive officers. In structuring the compensation package for executive officers, the Committee seeks to provide financial incentives tied to the achievement of the Company’s short-term and long-term business objectives and intended to enhance stockholder value.

      In setting base salary for the senior executive officers for fiscal 2001, the Compensation Committee considered the base salary levels of executives with similar responsibilities in companies of similar size, business and complexity. The Committee also considered each executive officer’s experience in his position at the Company and the officers actual performance over the prior fiscal year.

      For fiscal 2001, bonuses were intended to reward achievements by the executive officers and were based upon the Company’s financial performance during the year. Bonus levels for fiscal 2001 were set by the Compensation Committee after consideration of bonus levels for executives with similar responsibilities in companies of similar size, business and complexity. Bonus payments for fiscal 2001 for all executive officers reflected attainment of the performance objectives as determined by the Compensation Committee.

      In April 2002, the Company entered into employment agreements with each of its senior executive officers and with certain other members of senior management. These employment agreements were entered into to recognize the significant contribution of these key employees to the Company’s success, the enhancement of shareholder value and to retain these key employees.

      Chief Executive Officer Compensation. Similar to the Company’s other senior executive officers, in setting base salary for Mr. Murphy for fiscal 2001, the Compensation Committee considered the base salary levels of chief executive officers in companies of similar size, business and complexity. In fiscal 2001, Mr. Murphy received base salary of $320,776. Mr. Murphy’s bonus for fiscal 2001 was determined based upon the achievement of performance objectives set by the Compensation Committee. In fiscal 2001, Mr. Murphy received a bonus of $350,000.

      Section 162(m). Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”) limits the tax deductibility of compensation in excess of $1.0 million paid to certain members of senior management, unless the payments are made under a performance-based plan as defined in Section 162(m). The Company’s general policy is to structure its compensation programs to preserve the tax deductibility of compensation paid to its executive officers and other members of management. While the Company currently intends to pursue a strategy of maximizing deductibility of senior management compensation, it also believes it is important to maintain the flexibility to take actions it considers to be in the best interests of the Company and its stockholders, which may be based on considerations in addition to Section 162(m).

Performance Graph

      The Common Stock is not publicly traded. The Restated Certificate contains a formula pursuant to which the Common Stock is valued for purposes of sales of Common Stock to employees and repurchases of Common Stock by the Company. The formula price is calculated annually and is based on the adjusted book value of the Company at the end of the previous year less the amount of declared dividends during the current year. For presentation purposes, the graph below compares the total return of the Common Stock for the period commencing on September 30, 2000 (the date of the Spin-Off), December 31, 2000 and December 31, 2001 (the end of the Company’s fiscal years) with the Russell 2000 Index (“Russell 2000”) and the Wilshire Materials and Services Index (“Wilshire 5000 M&S”) for the same period. The Russell 2000 is comprised of the publicly traded stocks of the 2,000 smallest companies included in the Russell 3000 Index, which includes the publicly traded stocks of the 3,000 largest companies. The Wilshire 5000 M&S is a market capitalization weighted index comprised of the publicly traded stocks of approximately 1,600 companies in the Materials and Services sector as defined by Wilshire Associates, Incorporated. The Wilshire 5000 M&S is one of nine sectors that make up the Wilshire 5000.

      Pursuant to the Restated Certificate, for the period presented in the graph below, the Common Stock was valued at the formula price determined by the Restated Certificate, at September 30, 2000 and at the end of each of its fiscal years on December 31, 2000 and December 31, 2001.

      The graph assumes that the value of the investment was $100 on September 30, 2000.

COMPARISON OF THE TOTAL RETURN AMONG KIEWIT MATERIALS COMPANY,

THE RUSSELL 2000 INDEX AND
THE WILSHIRE MATERIALS AND SERVICES INDEX

	9/30/00	12/31/00	12/31/01

Kiewit Materials Company	$100	$110	$123
Russell 2000 Index	$100	$93	$94
Wilshire Materials and Services Index	$100	$83	$75